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            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 10 to Registration Statement No. 33-87684 on Form N-1A of our report dated December 26, 2007, relating to the financial statements and financial highlights of The Metzler/Payden Investment Group, including Metzler/Payden European Emerging Markets Fund, Metzler/Payden European Leaders Fund and Metzler/Payden International Real Estate Fund, appearing in the Annual Report on Form N-CSR of The Metzler/Payden Investment Group for the year or period ended
October 31, 2007, and to the references to us under the headings "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm" and "Financial Statements" in the Statement of Additional Information, which are part of such Registration Statement.

DELOITTE & TOUCHE LLP

Chicago, Illinois
February 27, 2008